PROSPECTUS SUPPLEMENT No.1
PROSPECTUS
ABOUT THIS PROSPECTUS
FORWARD-LOOKING INFORMATION
WHERE YOU CAN FIND MORE INFORMATION
CONVERGYS CORPORATION
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF WARRANTS TO PURCHASE COMMON SHARES OR PREFERRED SHARES
DESCRIPTION OF DEBT WARRANTS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

PROSPECTUS SUPPLEMENT No. 1	Filed Pursuant to Rule 424(b)(3)

(To Prospectus Dated July 20, 2001)	Registration No. 333-63922

[CONVERGYS CORPORATION LOGO]

7,666,360 Common Shares

Convergys Corporation

                Commencing on the date of this prospectus supplement, the selling shareholders identified in the prospectus dated July 20, 2001 may offer for resale common shares of Convergys. This prospectus supplement relates to and should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated July 20, 2001.

      Our common shares are listed on the New York Stock Exchange under the symbol “CVG”. The closing price of our common shares on the New York Stock Exchange on July 25, 2001 was $31.53 per share.

      You should rely on information contained in or incorporated by reference in this prospectus supplement and the prospectus. This prospectus supplement and the prospectus may be used only for the purpose for which they have been prepared. No one is authorized to give information other than that contained in this prospectus supplement and the prospectus and in the documents referred to in the prospectus and which are made available to the public. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus supplement is dated July 27, 2001

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement and the attached prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. You should not assume that the information contained or incorporated by reference in this prospectus supplement or the attached prospectus is accurate as of any date other than its respective date.

Prospectus Supplement

Recent Developments and Incorporation By Reference	S-3

Prospectus

About This Prospectus	2

Forward-Looking Information	2

Where You Can Find More Information	2

Convergys Corporation	3

Use of Proceeds	3

Ratio of Earnings to Fixed Charges	4

Description of Capital Stock	4

Description of Debt Securities	5

Description of Warrants to Purchase Common Shares or Preferred Shares	13

Description of Debt Warrants	14

Selling Shareholders	16

Plan of Distribution	17

Legal Matters	19

Experts	19

RECENT DEVELOPMENTS AND INCORPORATION BY REFERENCE

      On July 25, 2001, we filed a Current Report on Form 8-K, which is hereby expressly incorporated by reference, regarding our financial results for the second quarter ended June 30, 2001 and our business outlook. Set forth below is a summary of selected financial results, including segment information. For additional information regarding such financial results and our business outlook, please read the Current Report on Form 8-K in its entirety.

     Second Quarter Results

•	During the second quarter 2001, our total revenues increased 8 percent to $571.2 million compared to $530.9 million reported in the second quarter of 2000. Our operating income, excluding special items, increased 15 percent to $89.2 million from $77.8 million. Our operating margin increased to 15.6 percent from 14.7 percent, excluding special items. Our cellular partnership investment contributed earnings of $2.8 million or about $0.01 per diluted share, down from $5.4 million or about $0.02 per diluted share in the second quarter of 2000. Our net income increased to $53.6 million from $45.9 million, and earnings per share (diluted) increased 19 percent to $0.31 per share from $0.26 per share last year, excluding special items. Our cash earnings per share excluding goodwill amortization and special items increased 13 percent to $0.35 from $0.31 in the second quarter of 2000.

•	During the second quarter of 2001, we completed our acquisition of Geneva Technology Limited, in a pooling-of-interests transaction. All prior year results have been restated to include Geneva Technology’s operations. Results for the second quarter include one-time, pre-tax costs associated with the Geneva Technology acquisition totaling $31.8 million, which consists of transaction costs of $20.6 million and post acquisition, integration costs of $11.2 million. The after-tax impact of these costs was $26.3 million or $0.15 per share. Including these one-time charges, operating income was $57.4 million, net income was $27.3 million, and earnings per share (diluted) were $0.16.

•	For the first half of 2001, our revenues increased 11 percent over the same period last year to $1.16 billion. Our operating income increased 19 percent to $179.7 million and net income increased 18 percent to $105.7 million, excluding special items. Our cellular partnership contributed $4.6 million, down from $11.3 million in the first half of 2000. Our diluted earnings per share, excluding special items, increased 15 percent to $0.60. Including the one-time charges, operating income was $147.9 million, net income was $79.4 million and earnings per share (diluted) were $0.45 for the first half of 2001.

•	Information Management Group (IMG, including Geneva). Excluding intercompany sales, second quarter 2001 IMG revenues increased 19 percent to $229.4 million, from $193.2 million in the same period last year. Data processing revenues increased 12 percent to $129.9 million from $116.3 million, reflecting subscriber growth at our key wireless clients. Professional and consulting revenues increased 50 percent to $51.1 million from $34.1 million, reflecting an increase in enhancement projects for two large wireless clients. License and other revenues increased 33 percent to $16.4 million from $12.3 million due to growth in revenues from cable and broadband clients. International revenues, which include Geneva Technology, increased 5 percent to $32.0 million, reflecting increased revenues from Geneva Technology, partially offset by the completion of the implementation of Atlys® for Telesp Celular.

Operating income for IMG increased 21 percent to $46.6 million from $38.4 million. This increase reflects earnings associated with revenues which more than offset increased investments in sales and marketing and research and development. Operating margin for IMG in the second quarter was 20.3 percent, up slightly from 19.9 percent in the second quarter last year.

•	Customer Management Group (CMG). CMG revenues were $341.8 million, a 1 percent increase compared to $337.7 million in the second quarter of 2000, reflecting a weak economy leading to service level reductions and volume cutbacks by several clients.

Operating income for CMG increased 6 percent to $43.8 million from $41.3 million in last year’s second quarter. CMG reported a 12.8 percent operating margin in the second quarter of 2001, up from the 12.2 percent reported in the comparable year-ago period. This marked the twelfth consecutive quarter of margin improvement since we reported a 6.3 percent margin in the second quarter of 1998 following the American Transtech acquisition.

     Business Outlook

      Information included in this prospectus supplement contains forward-looking statements that involve potential risks for us and reflect our expectations as of July 25, 2001. Our future results could differ materially from those discussed in this prospectus supplement. Factors that could cause or contribute to such differences include, but are not limited to, a continuing economic slowdown, the loss of a significant client, difficulties in completing or integrating acquisitions, and other factors disclosed in our Form 10-K for the year ended December 31, 2001 as filed with the Securities and Exchange Commission, which is hereby expressly incorporated by reference. We intend to continue our practice of not updating forward-looking statements until our next quarterly results announcement, other than in publicly available statements.

•	IMG continues to show strong growth and, excluding Geneva Technology, should be at or above 14 percent and CMG revenue is expected to be flat when compared to last year.

•	Both CMG and IMG operating margins are expected to increase slightly when compared to last year.

•	2001 EPS should end the year in the $1.24 to $1.27 range.

•	In the third quarter 2001, we intend to begin rationalizing our call center network. Under this plan, we expect to take a third quarter charge of $35 – 45 million to reflect the reduction of less efficient, higher cost capacity. This will accelerate our migration to more efficient, technology-rich contact centers.

     Orange France Contract

      On July 24, 2001, we issued a press release announcing that we have signed our first major European Atlys® wireless billing contract with Orange France (formerly known as France Telecom Mobile), part of the Orange / France Telecom Group. (Atlys® is our end-to-end billing solution for the global wireless voice and data market and supports all major mobile network standards.) We will manage implementation and integration of the Atlys® solution. Also, this contract provides a framework agreement establishing a special relationship between France Telecom and us that will allow the Orange / France Telecom Group to use the Atlys® product in its numerous global affiliates. Orange France, France’s leading mobile operator, currently plans to migrate its more than 15 million existing subscribers to the Atlys® solution within three years, commencing mid-2002.

PROSPECTUS

[CONVERGYS CORPORATION LOGO]

7,666,360 Common Shares

PROPOSED TO BE SOLD BY CERTAIN SELLING SHAREHOLDERS OF

Convergys Corporation

AND

$150,000,000

Convergys Corporation

Common Shares

Preferred Shares
Debt Securities
Warrants to Purchase Common Shares
Warrants to Purchase Preferred Shares
Warrants to Purchase Debt Securities

         This prospectus relates to the proposed sale by certain selling shareholders from time to time of up to 7,666,360 common shares of Convergys. On April 6, 2001, Convergys acquired all of the outstanding shares of Geneva Technology Limited, a company registered in England and Wales, and issued as consideration to the selling shareholders 14,909,761 Convergys common shares, a portion of which is being sold pursuant to this prospectus. We will not receive any of the proceeds from the sale of common shares by the selling shareholders.

      In addition, this prospectus also relates to $150,000,000 aggregate principal amount (or initial offering price) of common shares, preferred shares, debt securities, warrants to purchase common shares, warrants to purchase preferred shares and warrants to purchase debt securities of Convergys registered pursuant to our ongoing shelf registration (Registration No. 333-43404), which Convergys is carrying forward. The shelf registration was originally for $500,000,000 aggregate principal amount (or initial offering price) of registered securities. On August 31, 2000, we issued and sold $100,000,000 aggregate principal amount of Convergys Corporation Medium-Term Notes, Series A. We do not intend to offer for sale the remaining $250,000,000 aggregate principal amount (or initial offering price) available under the ongoing shelf registration.

      You should read this prospectus and the prospectus supplements carefully before you invest. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL AND COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus is dated July 20, 2001

ABOUT THIS PROSPECTUS

      This prospectus is a part of a registration statement that relates to the registration of Convergys common shares for resale by the selling shareholders. You should read the additional information about the selling shareholders described under the heading “Selling Shareholders.” This prospectus is also part of a previous registration statement whereby Convergys is carrying forward from an ongoing shelf registration $150,000,000 aggregate principal amount (or initial offering price) of registered securities to be sold pursuant to this prospectus and is reducing the amount of securities eligible to be sold under that prior registration statement from the currently eligible $400,000,000 to $150,000,000.

      This prospectus provides you with a general description of the securities that the selling shareholders and Convergys may offer. Each time a selling shareholder or Convergys sells securities, the selling shareholder or Convergys, as the case may be, will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

FORWARD-LOOKING INFORMATION

      This prospectus and the documents incorporated by reference include in this prospectus “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “PSLRA”). The PSLRA provides a “safe harbor” for those statements to encourage companies to provide prospective information about themselves so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. All statements other than statements of historical fact made in this prospectus or incorporated by reference are forward-looking. In particular, the statements regarding industry prospects and our future results of operations or financial position are forward-looking statements. Forward-looking statements represent management’s current expectations and are inherently uncertain. Investors are warned that our actual results may differ significantly from management’s expectations and, therefore, from the results discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the factors described in the prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities in Washington, D.C., New York, New York or Chicago, Illinois. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      We are allowed to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file subsequently with the SEC will automatically update and supersede the information included and/or incorporated by reference in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934

after the initial filing of the registration statement that contains this prospectus and prior to the time that the offering of the securities is completed:

•	Our Annual Report on Form 10-K for the year ended December 31, 2000;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

•	Our Current Reports on Form 8-K filed on March 7, 2001, April 10, 2001, April 20, 2001 and June 20, 2001.

      You may request a copy of these filings (other than exhibits, unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or telephoning us at the following address:

Investor Relations
Convergys Corporation
201 East Fourth Street
Cincinnati, Ohio 45202
(513) 723-7000

      You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the state does not permit an offer. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the prospectus.

CONVERGYS CORPORATION

      Convergys Corporation was formed in 1998 in a spin-off transaction from Cincinnati Bell Inc., now known as Broadwing Inc. We are a leading provider of outsourced information and customer management solutions. By leveraging the strengths of our two operating subsidiaries, Convergys Information Management Group Inc. and Convergys Customer Management Group Inc., we can serve as a single provider capable of addressing a client’s entire range of billing and customer management needs. We focus on developing long-term strategic relationships with clients in industries with complex billing needs or intensive customer service requirements, including telecommunications, cable, cable telephony, broadband, satellite, Internet, utilities, technology, banking and financial services, consumer products, and healthcare and pharmaceuticals. We have developed a large base of recurring revenues by providing value-added billing and customer management solutions for our clients, generally under long-term contracts.

      Our principal executive offices are located at 201 East Fourth Street, Cincinnati, Ohio 45202, and our telephone number is (513) 723-7000. We were organized in Ohio in 1998.

USE OF PROCEEDS

      If any of the selling shareholders sell any common shares offered under this prospectus and an accompanying prospectus supplement, we will not receive any proceeds from their sale of common shares.

      Unless we otherwise specify in a prospectus supplement, the net proceeds we receive from the sale of the $150,000,000 aggregate principal amount (or initial offering price) of securities offered under this prospectus and an accompanying prospectus supplement will be used for general corporate purposes. The net proceeds may be invested temporarily or applied to repay short-term debt until they are used for their stated purpose.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our ratios of earnings to fixed charges:

	Three Months	Year Ended December 31,
	Ended
	March 31, 2001	2000	1999	1998	1997	1996

Ratio of Earnings to Fixed Charges(1)	6.82	5.97	4.24	2.45	4.47	4.80

(1)	For these ratios, “earnings” is determined by adding “total fixed charges,” income taxes and minority interest to income from continuing operations after eliminating equity in undistributed earnings. For this purpose, “total fixed charges” consists of (i) interest on all indebtedness and amortization of debt discount and expense and (ii) an estimate of the interest within rental expense. Our ratio of earnings to fixed charges reflects special charges and purchased R&D costs of $5.0 million in 1996, $35.0 million in 1997, $42.6 million in 1998, $8.9 million in 1999, $0 in 2000 and $0 for the three months ended March 31, 2001. Excluding these special items, our ratio of earnings to fixed charges would have been 4.96 in 1996, 5.42 in 1997, 3.03 in 1998 and 4.37 in 1999.

DESCRIPTION OF CAPITAL STOCK

      The following summary of common shares and preferred shares of Convergys does not purport to be complete and is subject to, and qualified in its entirety by reference to, the relevant provisions of Ohio law, and by Convergys’ articles of incorporation and regulations, which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

      We are authorized to issue 505,000,000 shares of all classes of stock, 500,000,000 of which are common shares, without par value, and 5,000,000 of which are preferred shares, without par value, of which 4,000,000 are voting preferred shares. As of May 31, 2001, there were 170,965,465 common shares issued and outstanding and no preferred shares issued and outstanding. All issued and outstanding common shares are fully paid and nonassessable. Any additional common shares and preferred shares that Convergys issues will be fully paid and nonassessable. No holders of shares of any class of our capital stock have pre-emptive rights nor the right to exercise cumulative voting in the election of directors.

     Common Shares

      All common shares are entitled to participate equally in the dividends declared by our Board of Directors and upon liquidation, subject to the prior rights of any preferred shares. All common shares are fully paid and nonassessable. Each shareholder has one vote for each common share registered in the shareholder’s name. Our Board of Directors is divided into three classes as nearly equal in size as the total number of directors constituting the board permits. The shareholders or the directors may fix or change the number of directors from time to time.

     Preferred Shares

      Our Board of Directors is authorized to issue preferred shares from time to time in series and to fix the dividend rate and dividend dates, liquidation price, redemption rights and redemption prices, sinking fund requirements, conversion rights, covenants, and certain other rights, preferences and limitations. Each series of preferred shares would rank, with respect to dividends and redemption and liquidation rights, senior to common shares. It is not possible to state the actual effect of the authorization of any series of preferred shares upon the rights of holders of the common shares until our Board of Directors determines the rights of the holders of one or more series of preferred shares. However, possible effects could include (a) restrictions on dividends on common shares, (b) dilution of the voting power of common shares to the extent that the voting preferred shares have voting rights or (c) inability of common shares to share in our assets upon liquidation until satisfaction of any liquidation preference granted to preferred shares.

DESCRIPTION OF DEBT SECURITIES

      The following description of the terms of the debt securities describes general terms that apply to the debt securities. The particular terms of any debt securities will be described more specifically in each prospectus supplement (and pricing supplement, where applicable) relating to those debt securities. We will also indicate in the prospectus supplement whether the terms and provisions described in this prospectus apply to a particular series of debt securities.

      We have issued and sold $100,000,000 of debt securities termed Convergys Corporation Medium-Term Notes, Series A (“Medium-Term Notes”) under this registration statement pursuant to a prospectus supplement dated August 31, 2000. We have no present intention to issue and sell any further amounts of the Medium-Term Notes.

      If additional debt securities are issued, they will be issued under an indenture between us and a national bank, as trustee. The indenture will be in substantially the same form of the indenture described below pursuant to which the Medium-Term Notes, Series A, were issued.

      We summarize the indenture below. Because this is only a summary, it does not contain all of the information which may be important to you. A copy of the entire indenture is an exhibit to the registration statement of which this prospectus is a part. When we make parenthetical section references in this prospectus, those are references to sections of the indenture. We incorporate the entire indenture by reference, and encourage you to read the indenture.

     General

      The indenture does not limit the aggregate principal amount of debt securities which we may issue and provides that we may issue debt securities under the indenture from time to time in one or more series. (Section 3.1). Under the indenture, the terms of the debt securities of any series may differ and we, without the consent of the holders of the debt securities of any series, may reopen a previous series of debt securities and issue additional debt securities of the series or establish additional terms of the series. (Section 3.1).

      Unless otherwise provided in a prospectus supplement, the debt securities will be our unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

      Terms. Each prospectus supplement will describe the following terms of the debt securities offered by it:

•	the title of the debt securities and the series in which such debt securities are included;

•	any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

•	the currency or currencies, or composite currencies, in which the debt securities will be denominated and in which we will make payments on the debt securities;

•	the date or dates on which we must pay principal;

•	the rate or rates at which the debt securities will bear interest or the manner in which interest will be determined, if any interest is payable;

•	the date or dates from which any interest will accrue, the date or dates on which we must pay interest and the record date for determining who is entitled to any interest payment;

•	the place or places where we must pay the debt securities and where any debt securities issued in registered form may be sent for transfer or exchange;

•	the terms and conditions on which we may, or may be required to, redeem the debt securities;

•	the terms and conditions of any sinking fund;

•	if other than denominations of $1,000 and integral multiples thereof, the denominations in which we may issue the debt securities;

•	the amount we will pay if the maturity of the debt securities is accelerated;

•	whether we will issue the debt securities in the form of one or more global securities and, if so, the identity of the depositary for the global security or securities;

•	any addition to or changes in the events of default or covenants that apply to the debt securities;

•	whether the debt securities will be defeasible; and

•	any other terms of the debt securities and any other deletions from or modifications or additions to the indenture in respect of the debt securities. (Section 3.1).

      Payments. Unless otherwise stated in the prospectus supplement, we will pay principal, premium, interest and additional amounts, if any, on the debt securities at the office or agency we maintain for that purpose, initially the corporate trust office of the trustee. We may pay interest on debt securities issued in registered form by check mailed to the address of the persons entitled to the payments or we may pay by transfer to their U.S. bank accounts. Interest on debt securities issued in registered form will be payable on any interest payment date to the registered owners of the debt securities at the close of business on the regular record date for the interest payment date. We will name in the prospectus supplement all paying agents we initially designate for the debt securities. We may designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, but we must maintain a paying agent in each place where payments on the debt securities are payable. (Sections 3.7 and 10.2).

      Registration, Transfer and Exchange. Unless otherwise stated in the prospectus supplement, the debt securities, duly endorsed or accompanied by a written instrument of transfer, if we or the security registrar requires, may be presented for transfer or exchanged for other debt securities of the same series containing identical terms and provisions, in any authorized denominations, and in the same aggregate principal amount at the office or agency we maintain for that purpose, initially the corporate trust office of the trustee. There will be no service charge for any transfer or exchange, but we may require payment sufficient to cover any tax or other governmental charge or other expenses payable in connection with the transfer or exchange. We will not be required to issue, register the transfer of, or exchange, debt securities during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such debt securities and ending at the close of business on the day of such mailing or register the transfer of or exchange any debt security selected for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part. We have appointed the trustee as the initial security registrar. (Section 3.5). If we elect to replace the security registrar of any series of debt securities, then the new security registrar will be named in the prospectus supplement. (Section 10.2). We may designate additional transfer agents, rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, but we must maintain a transfer agent in each place where any payments on the debt securities are payable. (Section 10.2).

      Denominations; Global Securities. Unless otherwise stated in the prospectus supplement, we will issue the debt securities only in fully registered form, without coupons, in minimum denominations of $1,000 and integral multiples of $1,000. (Section 3.2). The debt securities may be represented in whole or in part by one or more global debt securities. Each global security will be registered in the name of a depositary or its nominee and the global security will bear a legend regarding the restrictions on exchanges and registration of transfer. Interests in a global security will be shown on records maintained by the depositary and its participants, and transfers of those interests will be made as described below.

      Payments for Consent. We will not pay any holder of any debt securities for, or as any inducement to, any consent, waiver or amendment of any terms of the debt securities unless we offer the consideration to all holders of the debt securities.

      Additional Unsecured Indebtedness. The indenture does not limit the amount of other indebtedness or debt securities, other than some secured indebtedness as described below, which we or our subsidiaries may issue. At our option, we may issue additional debt securities, which have substantially similar terms as the debt securities issued under the indenture. Each holder of the additional debt securities would have the right to vote together with the holders of the debt securities issued under the indenture as one class.

      U.S. Federal Income Tax Considerations. We may issue the debt securities as original issue discount securities, bearing no interest or bearing interest at a rate, which, at the time of issuance, is below market rates, to be sold at a substantial discount below their principal amount. We will describe some special U.S. federal income tax and other considerations applicable to any debt securities that are issued as original issue discount securities in the applicable prospectus supplement.

      If the purchase price of any debt securities is payable in one or more foreign currencies or composite currencies, if any debt securities are denominated in one or more foreign currencies or composite currencies or if any payments on the debt securities are payable in one or more foreign currencies or composite currencies, we will describe the restrictions, elections, certain U.S. federal income tax considerations, specific terms and other information about the debt securities and the foreign currency or composite currencies in the prospectus supplement.

      Purchases at the Option of Holders. We will comply with Section 14(e) under the Securities Exchange Act of 1934 and any other tender offer rules under the Securities Exchange Act of 1934 that may then be applicable in connection with any obligation to purchase debt securities at the option of the holders. Any obligation to purchase debt securities at the option of the holders applicable to a series of debt securities will be described in the related prospectus supplement.

      Limited Restrictions on Additional Indebtedness. Unless otherwise described in a prospectus supplement relating to any debt securities, other than as described below under “- — Limitations on Liens,” the indenture does not limit our ability to incur debt or give holders of debt securities protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction involving us. Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise affect our capital structure or credit rating. You should refer to the prospectus supplement relating to a particular series of debt securities for information regarding any changes in the events of default described below or covenants contained in the indenture, including any addition of a covenant or other provisions providing event risk or similar protection.

     Global Securities

      The debt securities of a series may be issued in whole or in part in the form of one or more global debt securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement.

      The specific terms of the depositary arrangement covering debt securities will be described in the prospectus supplement relating to that series. We anticipate that the following provisions will apply to all depositary arrangements.

      Upon the issuance of a global security, the depositary for the global security or its nominee will credit to accounts in its book-entry registration and transfer system the principal amounts of the debt securities represented by the global security. These accounts will be designated by the underwriters or agents with respect to the debt securities or by us if the debt securities are offered and sold directly by us. Only institutions that have accounts with the depositary or its nominee, and persons who hold beneficial interests through those participants, may own beneficial interests in a global security. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary, its nominee or any participants of the depositary or its nominee, as the case may be. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may restrict the persons to whom you may transfer your beneficial interest in a global security.

      As long as the depositary or its nominee is the registered owner of a global security, the depositary or nominee will be considered the sole owner or holder of the debt securities represented by the global security. Except as described below, owners of beneficial interests in a global security will not be entitled to have debt securities registered in their names and will not be entitled to receive physical delivery of the debt securities in definitive form.

      We will make all payments of principal of, any premium and interest on, and any additional amounts with respect to, debt securities issued as global securities to the depositary or its nominee. Neither we nor the trustee, any paying agent or the security registrar assume any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a global security.

      We expect that the depositary for a series of debt securities or its nominee, upon receipt of any payment with respect to the debt securities, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security for the debt securities as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in the global security held through participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name,” and will be the responsibility of the participants.

      The indenture provides that if

•	the depositary notifies us that it is unwilling or unable to continue as depositary for a series of debt securities, or if the depositary is no longer legally qualified to serve in that capacity, and we have not appointed a successor depositary within 90 days of written notice,

•	we determine that a series of debt securities will no longer be represented by global securities and we execute and deliver an order to that effect to the trustee or

•	an event of default with respect to a series of debt securities occurs and continues,

the global securities for that series may be exchanged for registered debt securities in definitive form. (Section 3.5). The definitive debt securities will be registered in the name or names the depositary instructs the trustee. We expect that these instructions may be based upon directions the depositary receives from participants with respect to ownership of beneficial interests in global securities.

     Certain Restrictions

      For purposes of the lien limitation and sales of capital stock restrictions described below and this definition, a “subsidiary” is an entity of which at least a majority of the interests entitled to vote in the election of directors is owned by any combination of us and our subsidiaries.

      Limitations on Liens. Neither we nor any of our subsidiaries will be permitted to create, issue, incur, assume or guarantee certain types of secured debt, without securing the debt securities on an equal and ratable basis with any such debt. These limits apply to debt secured by mortgages, pledges, liens and other encumbrances, which together we refer to as liens. These limits will not apply to:

•	statutory liens of landlords and liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if the reserve or other appropriate provision, if any, as required by GAAP has been made;

•	liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any lien securing letters of credit issued in the ordinary course of business consistent with past practice, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

•	any interest or title of a lessor under any capitalized lease obligation, so long as it does not extend to any property which is not leased property subject to the capitalized lease obligation;

•	purchase money liens securing purchase money indebtedness incurred to finance the acquisition or construction of a property used in a Permitted Business, so long as the related purchase money indebtedness does not exceed the cost of the property or the construction and is not secured by any property other than the property so acquired or constructed;

•	liens upon specific items of inventory or other goods and proceeds of any persons securing that person’s obligations in respect of bankers’ acceptances issued or created for the account of that person to facilitate the purchase, shipment or storage of such inventory or other goods;

•	liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to the letters of credit and products and proceeds of the letters of credit;

•	liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements, including rights of offset and set-off, so long as the deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by us in excess of those set forth by regulations promulgated by the Federal Reserve Board, and the deposit account is not intended by us or any of our subsidiaries to provide collateral to the depository institution;

•	liens securing hedging obligations that are secured by the same assets as secure the hedging obligations;

•	liens existing on the date of the indenture and liens to secure any refinancing indebtedness which is incurred to refinance any indebtedness which has been secured by a permitted lien so long as the new liens are no less favorable to the holders of the securities and are not more favorable to the lienholders with respect to the liens than the liens in respect of the indebtedness being refinanced, and do not extend to any property or assets other than the property or assets securing the indebtedness refinanced by the refinancing indebtedness;

•	liens in our or our subsidiaries’ favor;

•	liens in respect of judgments or awards which have been in force for less than the applicable period for taking an appeal, or in respect of which we or one of our subsidiaries at the time in good faith are prosecuting an appeal or proceedings for review and in respect of which we and our subsidiaries have maintained reserves in a satisfactory amount;

•	encumbrances consisting of easements, rights of way, zoning restrictions, restrictions on the use of real property and defects and irregularities in the title to real property, landlord’s or lessor’s liens under leases to which we or any subsidiary of us is a party, and other minor liens or encumbrances none of which in our opinion or in the opinion of our subsidiary interferes materially with the use of the property affected in the ordinary conduct of our business or the business of our subsidiary and which defects do not individually or in the aggregate have a material adverse effect on our business and the business of our subsidiaries on a consolidated basis;

•	liens securing indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, so long as the indebtedness is extinguished within five business days of incurrence;

•	liens securing indebtedness of us and our subsidiaries arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, in any case incurred in connection with the disposition of any of our assets or those of any subsidiary of us (other than guarantees of indebtedness incurred by any person acquiring all or any portion of the assets for the purpose of financing the acquisition), in a principal amount not to exceed the gross proceeds actually received by us or any subsidiary of us in connection with the disposition;

•	rights of holders of notes or debentures issued by us or our subsidiaries in deposits placed in trust to legally or “in substance” defease such notes or debentures;

•	any lien deemed to be created in connection with the securitization of accounts, receivables, instruments, chattel paper or other rights to payment of us or our subsidiaries, to the extent the assets are transferred to a special purpose entity, (which may be owned by us or a subsidiary of us but is not consolidated for accounting purposes with the transferor or owner) where the transfer is a “true sale” for accounting purposes, and the face principal amount of the assets at any time outstanding is not more than $250,000,000;

•	liens on the property of a person existing at the time the person is acquired by, merged into or consolidated with us or any of our subsidiaries, so long as the liens were not incurred in contemplation of the acquisition, merger or consolidation and do not extend to any assets other than those of the person acquired by, merged into or consolidated with the us or our subsidiary; and

•	liens securing indebtedness in an aggregate principal amount together with all liens securing other indebtedness of us and our subsidiaries outstanding on the date that the indebtedness is incurred (other than the liens described above) not exceeding 5% of our consolidated tangible assets.

      Limitation on Sale and Lease-Back Transactions. Neither we nor any or our subsidiaries may enter into any sale and lease-back transactions with respect to any assets (except for temporary leases, including renewals, of not more than one year) unless:

•	it relates to any real property that we owned on the date of the indenture; or

•	we would be permitted to secure indebtedness in an amount equal to the discounted value of the obligations for rental payments; or

•	the net proceeds of the sale of the assets to be leased are at least equal to the fair value of the property.

      Consolidation, Merger and Sale of Assets. We may not consolidate or merge with or into any person, or sell, or permit any of our subsidiaries to sell, all or substantially all of our and our subsidiaries’ properties and assets unless immediately after the transaction, no event of default occurs and continues, the conditions specified in the indenture are met, and either

•	we are the surviving or continuing corporation; or

•	the entity formed by the consolidation or into which we merge or the person which acquires us by purchasing our properties and assets is an entity organized and validly existing under the laws of the United States or any state thereof or the District of Columbia, and it expressly assumes, by supplemental indenture, the due and punctual payment of the principal of and interest on and any additional amounts with respect to all the securities and the performance and observance of every covenant in the indenture and the outstanding securities on the part of us to be performed or observed.

     Modification and Waiver

      Without the consent of the holders of securities, we may enter supplemental indentures to cure any ambiguity or to correct or supplement any provision in the indenture which may be defective or inconsistent with another provision in the indenture, or to make any other provisions with respect to questions arising under the indenture, which do not adversely affect in a any material respect the interests of the holders of the outstanding debt securities.

      We and the trustee may modify and amend the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each affected series. However, without the consent of each holder, we cannot modify or amend the indenture in a way that would:

•	change the stated maturity of the principal of, or any premium or installment of interest on or payment of any additional amounts under, any debt security;

•	reduce the principal amount of, or the interest rate on, any debt security;

•	reduce the principal payable upon acceleration, or provable in bankruptcy, of any debt security issued with original issue discount;

•	change the redemption provisions or adversely affect the right of prepayment of any debt security;

•	change the place or currency of payment of principal or interest on any debt security;

•	impair the right to sue to enforce any payment on any debt security after it is due;

•	reduce the percentage in principal amount of outstanding debt securities necessary to modify or amend the indenture, to waive compliance with some requirements of the indenture or some defaults or reduce the quorum requirements of meetings of holders of debt securities;

•	modify the provisions of the indenture summarized in this paragraph; or

•	make any changes that adversely affect the rights to convert or exchange any debt securities. (Section 9.2).

      The holders of a majority in aggregate principal amount of outstanding debt securities of any series may waive our compliance with some restrictive covenants of the indenture with respect to the outstanding debt securities of that series (Section 10.8). The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past default under the indenture with respect to outstanding debt securities of that series, which will be binding on all holders of debt securities of that series, except a default in the payment of principal or of premium or interest on any debt security of that series or in respect of a provision of the indenture that cannot be modified or amended without each holder’s consent. (Sections 5.8 and 5.13).

     Events of Default

      Each of the following will be an event of default:

•	default for 30 days in the payment of any interest;

•	default in the payment of principal;

•	default in the deposit of any sinking fund payment when and as due by the terms of a security;

•	default in the performance, or breach, of any covenant or warranty in the indenture for 60 days after written notice of default is given to us by the trustee or by the holders of at least 25% in principal amount of the outstanding series of securities;

•	a failure to pay when due or a default that results in the acceleration of maturity of any other debt of ours or our subsidiaries in an aggregate amount of $40 million or more, unless (a) the acceleration is rescinded, stayed or annulled, or (b) the debt has been discharged or, in the case of debt we are contesting in good faith, we set aside a bond, letter of credit, escrow deposit or other cash equivalent sufficient to discharge the debt within 30 days after written notice of default is given to us by the trustee or by the holders of at least 25% in principal amount of the outstanding series of securities; and

•	certain events in bankruptcy, insolvency or reorganization.

      We are required to furnish the trustee annually a statement as to our fulfillment of our obligations under the indenture. The trustee may withhold notice of any default to the holders of debt securities of any series (except a default on principal or interest payments on debt securities of that series) if it considers it in the interest of the holders to do so.

      If an event of default occurs and continues, either the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of the series in default may declare the principal amount immediately due and payable by written notice to us (and to the trustee if given by the holders). Upon any such declaration, the principal amount will become immediately due and payable. However, the holders of a majority in principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul the acceleration.

      Except for certain duties in case of an event of default, the trustee is not required to exercise any of its rights or powers at the request or direction of any of the holders, unless the holders offer the trustee reasonable security or indemnity. If the holders provide this security or indemnity, the holders of a majority in principal amount of the outstanding debt securities of a series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or powers conferred on the trustee with respect to the debt securities of that series.

      No holder of a debt security may bring any lawsuit or other proceeding with respect to the indenture or for any remedy under the indenture, unless (a) the holder first gives the trustee written notice of a continuing event of default, (b) the holders of at least 25% in principal amount of the outstanding debt securities of the series in default give the trustee a written request to bring the proceeding and offer the trustee reasonable security or indemnity, (c) the trustee fails to institute the proceeding within 60 days of the written request and has not received from holders of a majority in principal amount of the outstanding debt securities of the series in default a direction inconsistent with that request. However, the holder of any debt security has the absolute right to receive payment of the principal of and any interest on the debt security on or after the stated due dates and to take any action to enforce any such payment.

     Discharge, Defeasance and Covenant Defeasance

      We may discharge some obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that either have become due and payable, will become due and payable within one year or are scheduled for redemption within one year by depositing with the trustee, in trust, funds in U.S. dollars or in the foreign currency in which the debt securities are payable in an amount sufficient to pay the principal and any premium, interest and additional amounts on the debt securities to the date of deposit, if the debt securities have become due and payable, or to the maturity date, as the case may be. (Section 4.1).

      Unless the applicable prospectus supplement states that the following provisions do not apply to the debt securities of that series, we may elect either:

•	to defease and be discharged from any and all obligations with respect to the debt securities, except for, among other things, the obligation to pay additional amounts, if any, upon the occurrence of some events of taxation, assessment or governmental charge with respect to payments on the debt securities and other obligations to register the transfer or exchange of the debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency with respect to the debt securities and to hold moneys for payment in trust, also referred to as defeasance; or

•	to be released from our obligations under the indenture with respect to the debt securities under some covenants as described in the prospectus supplement, and our failure to comply with these obligations will not constitute an event of default with respect to the debt securities, also referred to as covenant defeasance. (Section 4.2).

      Defeasance or covenant defeasance is conditioned on our irrevocable deposit with the trustee, in trust, of an amount in cash or government securities, or both, sufficient to pay the principal of, any premium and interest on, and any additional amounts with respect to, the debt securities on the scheduled due dates. (Section 4.2).

      Such a trust may be established only if, among other things:

•	the applicable defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which we are a party or by which we are bound;

•	no event of default, or event which with notice or lapse of time would become an event of default, has occurred and continues on the date the trust is established and, with respect to defeasance only, at any time during the period ending on the 123rd day after that date; and

•	we have delivered to the trustee an opinion of counsel to the effect that the holders of the debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred. This opinion, in the case of defeasance, must refer to and be based upon a letter ruling we have received from the Internal Revenue Service, a revenue ruling published by the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the indenture. (Section 4.2).

     Governing Law

      The indenture and the debt securities are governed by and will be interpreted under the laws of the State of New York. (Section 1.13).

     Information Concerning the Trustee

      Subject to the provisions of the Trust Indenture Act of 1939, the trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of debt securities unless the holder offers the trustee reasonable indemnity against the costs, expenses and liabilities which might result. The trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in performing its duties. (Section 6.2).

      We and our subsidiaries maintain banking relationships in the ordinary course of business with affiliates of the Trustee.

DESCRIPTION OF WARRANTS TO PURCHASE

COMMON SHARES OR PREFERRED SHARES

      We may issue, alone or together with common shares or preferred shares, warrants for the purchase of common shares or preferred shares. The warrants will be issued under a warrant agreement to be entered into between us and a bank or trust company, as warrant agent, at the time of issue. A copy of the form of the warrant agreement and the warrant certificate for both common shares and preferred shares is filed as an exhibit to the registration statement of which this prospectus is a part. The following summary of the material provisions of the warrant agreement and the warrant certificate does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the warrant agreement and the warrant certificate, including the defined terms.

     General

      A prospectus supplement will describe the terms of the warrants offered, the warrant agreement relating to the warrants and the warrant certificates representing the warrants, including the following:

•	the offering price, if any;

•	the designation and terms of the common shares or preferred shares that may be purchased upon exercise of the warrants;

•	if applicable, the date on and after which the warrants and the related securities will be separately transferable;

•	the number of shares of common shares or preferred shares that may be purchased upon exercise of one warrant and the initial price at which such shares may be purchased upon exercise;

•	the date on which the right to exercise the warrants will begin and the date on which such right will expire;

•	a discussion of material U.S. federal income tax considerations;

•	the call provisions, if any;

•	the currency, currencies or currency units in which the offering price, if any, and exercise price are payable;

•	the antidilution provisions of the warrants; and

•	any other terms of the warrants.

      The shares of common shares or preferred shares to be issued upon exercise of the warrants will, when issued in accordance with the warrant agreement, be fully paid and nonassessable.

     Exercise of Warrants

      Warrants may be exercised by surrendering to the warrant agent the warrant certificate with the form of election to purchase on the reverse side of the certificate duly completed and signed by the warrant holder, or its duly authorized agent, with such signature guaranteed by a bank or trust company, by a broker or dealer which is a member of the National Association of Securities Dealers, Inc. or by a member of a national securities exchange. The form of election should indicate the warrant holder’s election to exercise all or a portion of the warrants evidenced by the certificate. Surrendered warrant certificates must be accompanied by payment of the aggregate exercise price of the warrants to be exercised, as set forth in the prospectus supplement. The payment should be made in U.S. dollars, unless otherwise provided in the prospectus supplement. Upon the warrant agent’s receipt of the surrendered warrant certificates and payment of the aggregate exercise price of the warrants, the stock warrant agent will request that the transfer agent issue and deliver to or upon the written order of the exercising warrant holder, a certificate stating the number of common shares or preferred shares purchased. If less than all of the warrants evidenced by any warrant certificate are exercised, the warrant agent will deliver to the exercising warrant holder a new warrant certificate representing the unexercised warrants.

     No Rights as Shareholders

      Holders of warrants, by virtue of being such holders, will not be entitled to vote, consent, receive dividends, receive notice as shareholders with respect to any meeting of shareholders for election of directors or any other matter, or exercise any rights whatsoever as shareholders.

DESCRIPTION OF DEBT WARRANTS

      We may issue, alone or together with debt securities, debt warrants for the purchase of debt securities. The debt warrants will be issued under debt warrant agreements to be entered into between us and a bank or trust company, as debt warrant agent, at the time of issue. A copy of the form of the debt warrant agreement and debt warrant certificate is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. The following summary of certain provisions of the debt warrant agreement and the debt warrant certificates does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the debt warrant agreement and the debt warrant certificates, including the defined terms.

     General

      A prospectus supplement will describe the terms of the debt warrants offered, the debt warrant agreement relating to the debt warrants and the debt warrant certificates representing the debt warrants, including the following:

•	the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants and the procedures and conditions relating to the exercise of the debt warrants;

•	the designation and terms of any related debt securities with which the debt warrants are issued and the number of debt warrants issued with each debt security;

•	the date, if any, on and after which the debt warrants and the related debt securities may be separately transferred;

•	the principal amount of debt securities purchasable upon exercise of debt warrants and the price at which such principal amount of debt securities may be purchased upon exercise;

•	the date on which the right to exercise the debt warrants shall commence and the date on which the right shall expire;

•	if the debt securities purchasable upon exercise of the debt warrants are original issue discount debt securities, a discussion of the material federal income tax considerations applicable to the debt securities; and

•	whether the debt warrants represented by the debt warrant certificates will be issued in registered or bearer form, and, if registered, where they may be transferred and registered.

      Debt warrant certificates may be exchanged for new debt warrant certificates of different denominations and debt warrants may be exercised at the corporate trust office of the debt warrant agent or any other office indicated in the prospectus supplement.

     No Rights as Holders of Debt Securities

      Prior to the exercise of their debt warrants, holders of debt warrants will not have any of the rights of holders of the debt securities purchasable upon such exercise (except to the extent that consent of holders of debt warrants may be required for certain modifications of the terms of the indenture and a series of debt securities issuable upon exercise of the debt warrants). In addition, holders of debt warrants will not be entitled to payments of principal of (and premium, if any) or interest, if any, on the debt securities purchasable upon exercise.

     Exercise of Debt Warrants

      Each debt warrant will entitle the holder to purchase for cash the principal amount of debt securities at the exercise price set forth or to be determined as set forth in the prospectus supplement. Debt warrants may be exercised at any time up to the close of business on the expiration date set forth in the prospectus supplement. After the close of business on the expiration date, unexercised debt warrants will become void.

      Debt warrants may be exercised in the manner set forth in the prospectus supplement. Upon receipt of payment and the properly completed and duly executed warrant certificate at the corporate trust office of the debt warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the debt securities purchased upon such exercise. If less than all of the debt warrants represented by the debt warrant certificate are exercised, a new debt warrant certificate will be issued for the remaining amount of debt warrants.

SELLING SHAREHOLDERS

      The selling shareholders are former shareholders of Geneva Technology Limited, a company registered in England and Wales, which Convergys acquired on April 6, 2001. In consideration for the shares of Geneva Technology Limited, Convergys issued 14,909,761 of its common shares to the selling shareholders. Thus, none of the selling shareholders acquired the Convergys common shares that are being registered for sale hereunder during the past three years. As part of the terms of the acquisition, Convergys agreed to register its common shares issued to the selling shareholders, and this registration statement fulfills, in part, Convergys’ registration obligations. The remaining Convergys common shares held by the selling shareholders will be registered at the beginning of April 2002.

      During the three years prior to Convergys’s acquisition of Geneva Technology Limited, no selling shareholder held any positions or offices or had any other material relationships with Convergys or any of its predecessors or affiliates. In December 2000, Convergys did enter into a loan agreement with Geneva Technology Limited to lend it up to $35 million dollars, of which $14,923,000 was disbursed prior to the acquisition.

      Steven Edwards, the founder and former Chairman, Chief Technical Officer and director of Geneva, is now the Senior Technology Advisor of Convergys and, in such position, will help identify new market opportunities and help determine the necessary strategy and technology to address these opportunities. Stephen Thomas, the former Chief Executive Officer and director of Geneva, is the Managing Director of Convergys EMEA and oversees the full line of Convergys Information Management Group products and the sales, marketing, financial, human resource and technology organizations of Convergys EMEA (the former business of Geneva Technology Limited combined with a significant portion of Convergys’s European operations). He remains a director of Geneva. Rosalind A. J. Smith, who was a director of Geneva before the acquisition, remains a director of Geneva. Many of the selling shareholders were employees of Geneva before its acquisition by Convergys and have remained employees of Geneva after the acquisition.

      The 14,909,761 Convergys common shares issued to the selling shareholders represents approximately 8.72% of the Convergys common shares outstanding as of May 31, 2001. If the selling shareholders sell all 7,666,360 shares being registered hereunder, the 7,243,401 Convergys common shares that continue to be held by the selling shareholders will represent 4.24% of the common shares outstanding as of May 31, 2001. The table below sets forth the following information regarding the common shares held by the selling shareholders: (i) the maximum number of common shares to be offered for sale by the selling shareholders and (ii) the number of common shares and the percentage of common shares (based on shares outstanding as of May 31, 2001) beneficially owned by the selling shareholders prior to and upon completion of this offering.

INFORMATION CONCERNING SELLING SHAREHOLDERS

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to the Offering		Maximum Number of	After the Offering (1)
			Common Shares
Name of Selling Shareholder	Number	Percent (2)	to be Offered	Number	Percent (2)

Steven Lloyd Edwards	4,083,543	2.39%	1,402,342	2,681,201	1.57%

Rosalind Anita Jane Smith	4,083,542	2.39%	1,402,342	2,681,200	1.57%

Stephen Glyn Thomas	2,168,164	1.27%	744,576	1,423,588	*

Spectrum Equity Investors III L.P. (3)(5)	2,351,299	1.38%	2,116,170	235,129	*

Spectrum III Entrepreneurs’ Fund, L.P. (3)(5)	73,478	*	66,131	7,347	*

Spectrum III Investment Managers’ Fund, LP (3)(5)	24,492	*	22,043	2,449	*

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to the Offering		Maximum Number of	After the Offering (1)
			Common Shares
Name of Selling Shareholder	Number	Percent (2)	to be Offered	Number	Percent (2)

Geocapital V, L.P. (4)(5)	885,605	*	797,045	88,560	*

Geocapital Advisors, L.P. (4)(5)	27,059	*	24,354	2,705	*

Geocapital Investors V, L.P. (4)(5)	5,810	*	5,229	581	*

Geocapital Eurofund, L.P. (4)(5)	612,317	*	551,086	61,231	*

Other selling shareholders (consisting of 85 persons who collectively do not own 1% or more of the common shares)	594,452	*	535,042	59,410	*

TOTAL:	14,909,761	8.72%	7,666,360	7,243,401	4.24%

*	Less that 1%

(1)	Assumes all shares being offered by each selling shareholder are sold in this offering.

(2)	As a percentage of the 170,965,465 common shares outstanding as of May 31, 2001.

(3)	Since they control the general partner of one or more of the Spectrum venture funds identified in the above table, the following individuals may be deemed to have voting or investment control over the Convergys common shares held by such venture funds: Brian B. Applegate, William P. Collatos, Kevin J. Maroni, Neal M. Douglas and/or Randy J. Henderson. Each of the foregoing individuals disclaims beneficial ownership of the Convergys common shares held by the Spectrum venture funds.

(4)	Since they control the general partner of one or more of the Geocapital venture funds identified in the above table, the following individuals may be deemed to have voting or investment control over the Convergys common shares held by such venture funds: Stephen J. Clearman, Lawrence W. Lepard, Richard A. Vines, Whitney A. Bower and/or Nic J. Humphries. Each of the foregoing individuals disclaims beneficial ownership of the Convergys common shares held by the Geocapital venture funds.

(5)	The venture funds identified in the table above may distribute the Convergys common shares held by them, from time to time, to their limited and/or general partners who may sell such shares pursuant to this prospectus and the prospectus supplement. None of the persons to whom the funds distribute the Convergys common shares will own either prior to or after the offering 1% or more of the outstanding Convergys common shares.

PLAN OF DISTRIBUTION

     Plan of Distribution by Selling Shareholders

      Pursuant to this prospectus, the selling shareholders may collectively sell or distribute up to 7,666,360 common shares from time to time through dealers or brokers or other agents or directly to one or more purchasers in a variety of ways, including:

•	transactions, which may involve crosses and block transactions, on the New York Stock Exchange on which the common shares are listed for trading;

•	privately negotiated transactions;

•	in the over-the-counter market;

•	in brokerage transactions; or

•	in a combination of these types of transactions.

These transactions may be effected by the selling shareholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed.

      The selling shareholders may enter into hedging transactions with broker-dealers in connection with distribution of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling shareholders. The selling shareholders also may sell shares short and redeliver the shares to close out such short positions. The selling shareholders may enter into option, forward sales or other transactions with broker-dealers which may require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus and the prospectus supplement. The selling shareholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus and the prospectus supplement.

      Those selling shareholders, which are venture funds, may distribute the Convergys common shares held by them, from time to time, to their limited and/or general partners who may sell such shares pursuant to this prospectus and the prospectus supplement. None of the persons to whom the funds distribute the Convergys common shares will own either prior to or after the offering 1% or more of the outstanding Convergys common shares.

      The selling shareholders may also transfer shares that they own by gift, and, upon such transfer, the donee would have the same right of sale as the selling shareholder.

     Plan of Distribution for Convergys

      We may sell up to $150,000,000 aggregate principal amount (or initial offering price) of securities carried-forward from the Prior Registration Statement pursuant to this prospectus:

•	directly to purchasers, or

•	through agents, underwriters, or dealers, or

•	through a combination of any of these methods of sale.

      We may distribute the securities from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, or at prices related to the prevailing market prices or at negotiated prices.

      We may designate agents to solicit offers to purchase the securities from time to time. These agents may be deemed to be underwriters, as defined in the Securities Act of 1933, involved in the offer or sale of the securities. The prospectus supplement will name the agents and any commissions we pay them. Agents may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933, under agreements between us and the agents, and the agents or their affiliates may extend credit to or engage in transactions with or perform services for us in the ordinary course of business. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a reasonable efforts basis for the period of its appointment.

      If we use any underwriters in the sale, we will enter into an underwriting agreement with them at the time of sale and the names of the underwriters and the terms of the transaction will be set forth in the prospectus supplement that the underwriters use to make resales of the securities. The underwriters may be entitled under the relevant underwriting agreement to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933, and the underwriters or their affiliates may extend credit to or engage in transactions with or perform services for us in the ordinary course of business.

      If we use dealers in the sale of the securities, we will sell the securities to those dealers, as principals. The dealers may then resell the securities to the public at varying prices to be determined by them at the time of resale. Dealers may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933, and the dealers or their affiliates may extend credit to or engage in transactions with or perform services for us in the ordinary course of business.

      Our common shares are listed on the New York Stock Exchange. Other than the common stock, we do not propose to list the offered securities on a securities exchange, and any underwriters or dealers will not be obligated to make a market in the offered securities. We may elect to list any series of offered securities on an exchange, and, in the case of the common shares, on any additional exchange, but, unless otherwise specified in the applicable prospectus supplement, we will not be obligated to do so. We can give no assurance as to the liquidity of the trading market for any of the offered securities.

LEGAL MATTERS

      The validity of the securities will be passed upon for us by Frost Brown Todd LLC, Cincinnati, Ohio.

EXPERTS

      The Convergys consolidated financial statements and related financial statement schedule incorporated by reference in this registration statement from Convergys’s Annual Report on Form 10-K for the year ended December 31, 2000 and the supplemental financial statements incorporated by reference from Convergys’s Current Report on Form 8-K dated June 20, 2001 have been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm, given upon their authority as experts in accounting and auditing.

* * * * * * * *

      Convergys has not authorized anyone to give any information or make any representation about Convergys that is different from, or in addition to, that contained in this prospectus or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

7,666,360 COMMON SHARES

TO BE SOLD BY CERTAIN SELLING SHAREHOLDERS OF

Convergys Corporation

[CONVERGYS CORPORATION LOGO]

PROSPECTUS SUPPLEMENT NO. 1

JULY 27, 2001

(INCLUDING PROSPECTUS

DATED JULY 20, 2001)